

SOUTHBURGER

ESTABLISHED
Brooklyn, N.Y
20 BY PIG'S PEARLS 19
— GDL MEX —

We don't serve fast food. We serve great food, as fast as we can!

- TO SHARE -

FRIED PANELA
Block of Panko Breaded Panela Cheese, Dehydrated Tomato Chimichurri, Fresh Arugula Julienne and Harissa Sauce Oil.

MUSHROOM PIZZETTA
Pita Bread Pizza, Basil Pesto, Mushroom Ragu, Roasted Red Peppers, Gouda and Goat Cheese Au Gratin. Served With Arugula and Fresh Purple Onion Rings.

WINGS
Fresh Wings With Homemade Korean Bbq, Chives, Leek and Carambola.

BONE MARROW
Grilled Bone Marrow With Roasted Yellow Corn, Pickled Onions, Capers, Sheets of Chile, a Touch of Alioli and Radish Microgreens, Accompanied With Artisanal Bread.

FRENCH FRIES
Spiced and Delicious, Served With Our Famous Dressings.

CRAB CROQUETTES
Crab Croquettes With Two Dressings,One Based on Yogurt and Cilantro and the Other on Guajillo Chile and Sriracha. Accompanied With Beetroot Buds.

- SALADS -

ARUGULA
Tomato Slices, Fresh Arugula, Tomato Vinaigrette, Black Olives, Carrot, Marinated Peppers, Cucumber Julienne and Goat Cheese. Accompanied With Artisanal Bread Croutons.

BEETROOT
Marinated Beetroot in Bacon Vinaigrette Layered Over a Bed of Baby Spinach, Orange Supremes, Fresh Radish, Feta Cheese, Radish Alioli and Chips of Potato.

- KEBABS -

Arab Bread With Curry Mayonnaise Dressing, Mesquite Grilled Meat (your Choice), Fresh Tomato, Lettuce, Onion and Housemade Tzatziki.
Meat Options:

ARRACHERA STEAK

LAMB



Emerson's

SOUTHBURGER

ESTABLISHED
Brooklyn, N.Y
20 — BY PIG'S PEARLS — 19
— GDL MEX —

- HAMBURGERS -

Our Hamburgers Are Wood Broiled And Served On Artisan Wheat And Rye Bread, Accompanied By Either French Fries Or Salad. It Is Important To Mention That It's Cooking Time Is Directly Proportional To The Quality Of The Ingredients.

CLÁSICA 160 gr
.160 Kg of Grilled Sirloin Meat, Au Gratin 3 Year Aged Cheddar Cheese, Housemade Pickles, Bacon and a Touch of Radish Alioli.

CORDERO 160 gr
.160 Kg of Grilled Spiced Lamb, Sheets of Grilled Portobello Mushroom, Goat Cheese, Black Olives, Purple Onion Marmalade and Arugula.

DOBLE QUESO 160 gr
.160 Kg of Grilled Sirloin Meat Stuffed With Gouda Cheese, Au Gratin Cheddar Cheese, Crunchy Bacon, Fresh Tomato, Lettuce Leaves and Onion.

PESTO 160 gr
.160 Kg Of Grilled Sirloin Meat, Basil Pesto, Crunchy Bacon, Au Gratin Gouda Cheese, Caramelized Onion, Fresh Tomato And Lettuce Leaves.

PANELA 160 gr
.160 Kg of Grilled Panela Cheese Medallion With Dehydrated Tomato Chimichurri, Creole Tomato, Gouda Cheese and Marinated Peppers.

CHIMICHURRI 160 gr
.160 Kg of Grilled Sirloin Meat, Parsley Chimichurri, Grilled Panela Cheese, Marinated and Grilled Red Peppers, Caramelized Onion and Fresh Lettuce Leaves.

MAPLE 160 gr
.160 Kg of Grilled Sirloin or Pork Meat, Wrapped in Bacon and Lacquered With Pure Maple Syrup, Au Gratin Cheddar Cheese and Caramelized Onion.

PUERCO 160 gr
.160 Kg of Grilled Pork Meat, Granny Smith Apple, Crunchy Bacon, Gouda Cheese, Cilantro Chimichurri, Baby Corn, Onion and Fresh Cilantro.

PORTOBELLO 160 gr
Grilled Portobello Mushroom, Basil Pesto, Arugula, Au Gratin Gouda and Goat Cheese, Marinated and Grilled Red Peppers With a Touch of Dehydrated Tomato Chimichurri.

HAMBURGUESA PASTOR 160 GR
.160 Kg of Pork Meat, Marinated "Pastor Style", Avocado Emulsion, Fresh Grilled Pineapple, Pickled Onion, Fresh Cilantro and Güero Chilies.

HAMBURGUESA POLLO FRITO 160 GR
.160 Kg of Fried Chicken Marinated in Spices, Crunchy Bacon, Cheddar Cheese and Jalapeño Dressing.

EXTRAS

BACON

CHEESE: (CHEDDAR OR GOUDA)

SIDE OF PICKLES

*GLUTEN FREE BUN AVAILABLE AT EXTRA CHARGE.

Our Vegetables Are Perfectly Disinfected and Hand Washed for Your Safety.

All Our Products Are Locally Sourced to Promote the Growth of Small Suppliers.

As You Expect, All Our Meats and Vegetables Are Organic, Free of Any Type of Hormones, Antibiotics, Pesticides, Etc.

We Are True Believers In Sustainability And Protecting The Environment, Minimizing The Use Of Plastics In Our Operation, Composting And Above All, Donating All Perfect, Leftover Food.

*** IF YOU HAVE ANY FOOD ALLERGIES, PLEASE LET YOUR SERVER KNOW ***



- DESSERTS -

PROFITEROL
Profiterol With Mascarpone Cheese Ice Cream And Fruits Macerated In White Wine Over A Mirror Of Sweet Cream,sheath Of Vanilla And Edible Flowers.

APPLE CHEESECAKE
Apple Cheesecake Mounted On A Mirror Of Cajeta (mexican Caramel) Decorated With Fresh Green Apple.

LIMON MOUSSE
Frozen Lime Mousse With Coconut And Cinnamon Earth With A Blueberry, And Blackberry Compote, Flavored With Mint.

- NON ALCOHOLIC BEVERAGES -

NATURAL WATER 500 ml

SPARKLING MINERAL WATER 500 ml

AGUA DE PIEDRA 650 ml

BOING FRUIT SODA 354 ml
Strawberry, Mango, Guava, Apple, Tamarind, Grape.

COCA COLA 355 ml
Mexican Coke, Regular/Diet.

CAFE PRESSE SMALL 350 ml (2 cups)

PRESSE LARGE 900 ml (6 cups)

- PREPARADOS -

LIMONADA MINERAL 400 m
Limeade. Fresh Squeezed Lime, Sparkling Mineral.

LIMONADA NATURAL 400 ml
Limeade, Fresh Squeezed Lime, Still.

LIMONADA DE COCO 380 ml
Coconut Limeade.

NARANJADA MINERAL 400 ml
Orangeade,Fresh Squeezed Orange, Sparkling Mineral.

NARANJADA NATURAL 400 ml
Orangeade, Fresh Squeezed Orange, Still.

ROSE TONIC
Rosé Wine, Strawberry and Grapefruit Syrup, Tonic Water. Flavoured With Mint.

SANGRIA
Housemade infusion.

SAUVIGNON FRESH
White Wine, Pineapple and Ginger Syrup, Sparkling Mineral Water. Flavoured With Peppermint

VERMUT ROJO
Liquor Based on Wine and Spices, Accompanied by Orange. On the Rocks or With Sparkling Mineral.

- CEREVEZAS -

*A Meticulously Curated Selection of Local and Regional Craft Beers.